Exhibit 99.1

High Tide Closes Acquisition of Regina Retail Portfolio Bolstering Presence in Saskatchewan

  With the closing of the Acquisition, High Tide now operates 90 retail cannabis locations across Canada.
  Once fully developed, High Tide will have nine stores operating in the Province of Saskatchewan – all expected to be open by year end.

CALGARY, AB, Aug. 6, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (NASDAQ: HITI) (FSE: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce, that further to its press release dated July 13, 2021, the Company has completed its acquisition (the "Acquisition") of 102105699 Saskatchewan Ltd. ("102 Saskatchewan"), which owns five retail cannabis locations in Regina, Saskatchewan, out of which one is operational and four are in various stages of construction and development.  All five locations are expected to be operational by the end of 2021.  102 Saskatchewan is working on finalizing a sixth location that will be included in the Acquisition if secured.

High Tide Inc. - August 6, 2021 (CNW Group/High Tide Inc.)

The Acquisition was completed pursuant to the terms of a share purchase agreement, as amended on August 5, 2021, (the "Acquisition Agreement"), copies of which are available on the Company's SEDAR profile. High Tide acquired all of the issued and outstanding shares of 102 Saskatchewan ("102 Shares") from 102 Saskatchewan's shareholders in consideration for: (i) 254,520 common shares of High Tide (each a "High Tide Share") valued at C$2,002,000 (the "Share Consideration"), on the basis of a deemed price of $7.8658 per High Tide Share, being equal to the volume weighted average price per High Tide Share on the TSX Venture Exchange ("TSXV") for the ten consecutive trading days preceding the closing of the Acquisition; and (ii) C$698,000 in cash (collectively with the Share Consideration, the "Consideration").

The High Tide Shares issued pursuant to the Share Consideration are subject to a statutory hold period of four months and one day.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA1, with 90 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com and Dailyhighclub.com, and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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1	Adjusted EBITDA is a non-IFRS financial measure.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking statements.

Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of and negatives of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward- looking statements contained herein include, but are not limited to, statements regarding the potential effects of the Acquisition on High Tide's business, the anticipated timing of the completion of the construction and development of the four Regina retail locations and the ability for the High Tide to secure and develop a sixth retail location.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: High Tide's ability to continue as a going concern; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities; that the construction and development of the four Regina retail locations will be completed by the end of 2021; and the acquisition and development of a sixth retail location. Although considered reasonable by management of High Tide at the time of preparation, the foregoing assumptions and/or expected future events may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the ability of High Tide to continue as a going concern; risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally; the inability of  High Tide to complete the construction and development of the four Regina retails locations; the inability of High Tide to secure and develop the sixth retail location; and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions, or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: High Tide Inc., Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com, Tel. 1 (403) 770-9435; ext.116

CO: High Tide Inc.

CNW 06:00e 06-AUG-21